Exhibit 99.1

Name and Address of Additional Reporting Persons:

Mr. Carlos Slim Helú, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. María Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the “Slim Family”), each with the following address:

Paseo de Las Palmas #736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

Explanation of Responses:

Beneficial Ownership

As of the date of this filing, (i) Control Empresarial de Capitales S.A. de C.V. (“Control Empresarial”), formerly known as Inversora Carso, S.A. de C.V., owns 7,295,092 Common Units representing limited partner interests (the “Common Units”) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Common Units beneficially owned by Control Empresarial. The Common Units beneficially owned by Control Empresarial constitute approximately 11.7% of the 62,517,137 issued and outstanding Common Units, as reported in the Form 10-Q filed by the Issuer with the SEC on October 28, 2021. As a result, the Slim Family may also be deemed to beneficially own approximately 11.7% of the 62,517,137 issued and outstanding Common Units, as reported in the Form 10-Q filed by the Issuer with the SEC on October 28, 2021.